Exhibit 1

MIND CTI Reports Second Quarter 2025 Results

Yoqneam, Israel, August 11, 2025 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications (UC) analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2025.

The following will summarize our major developments in the second quarter of 2025 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $4.8 million, compared with $5.3 million in the second quarter of 2024, with the decrease mainly attributed to the billing segment.

●	Operating income was $0.3 million, or 6% of total revenues, compared with $1.1 million, or 20% of total revenues in the second quarter of 2024.

●	Net income was $0.5 million, or $0.02 per share, compared with $1.1 million, or $0.06 per share in the second quarter of 2024.

●	Cash flow from operating activities was $0.9 million, compared with $2.0 million in the second quarter of 2024.

Six Months Financial Highlights

●	Revenues were $9.7 million, compared with $11.0 million in the first six months of 2024.

●	Operating income of $0.6 million, or 7% of total revenues, compared with $2.3 million or 21% of total revenues in the first six months of 2024.

●	Net income of $1.0 million, or $0.05 per share, compared with $2.5 million, or $0.12 per share in the first six months of 2024.

●	Cash flow from operating activities in the first six months of 2025 was $1.6 million, compared with $2.9 million in the first six months of 2024.

Ariel Glassner, MIND CTI’s CEO, commented: “We continue to be challenged by shrinking relevant markets and strong competition in both our billing and enterprise solutions, as previously announced, and we are experiencing the negative impact on our financial results. We continuously monitor our cost structure, striving for efficiency across the organization. At the same time, we continue to invest in key areas to address market needs and to maintain a strong engineering team to support our customers. We believe that continued focus on execution and adaptability, along with maintaining our growth drivers, positions us well for the future.”

Cash Position

Our cash position, including short-term deposits and marketable securities, was $11.4 million as of June 30, 2025, compared with $14.6 million as of June 30, 2024. As previously announced, in Q1 2025 we completed the acquisition of Aurenz and $1.7 million was paid in cash to date.

As previously announced, the Board declared on March 4, 2025, a cash dividend of $0.22 per share before withholding tax. The dividend sum of approximately $4.5 million was distributed in April 2025.

Revenue Distribution for Q2 2025

Revenues in Europe represented 60% (including the messaging segment revenues in Germany, which represented 38%), the Americas represented 30%, and the rest of the world represented 10% of total revenues.

Revenues from our customer care and billing software were $2.2 million, or 47% of total revenues, enterprise messaging and payment solutions were $1.8 million, or 38% of total revenues and enterprise call accounting software were $0.7 million (including the full quarter revenues of Aurenz), or 15% of total revenues.

Revenues from maintenance and additional services were $4.5 million, or 94% of total revenues, while licenses were $0.3 million, or 6% of total revenues.

Revenue Distribution for the First Six Months of 2025

Revenues in Europe represented 61% (including the messaging segment revenues in Germany, which represented 36%), the Americas represented 32%, and the rest of the world represented 7% of total revenues.

Revenues from our customer care and billing software were $4.7 million, or 49% of total revenues, enterprise messaging and payment solutions were $3.5 million, or 36% of total revenues and enterprise call accounting software were $1.5 million (including the full first six months revenues of Aurenz), or 15% of total revenues.

Revenues from maintenance and additional services were $9.3 million, or 95% of total revenues, while licenses were $0.4 million, or 5% of total revenues.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Janice Kaye

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2025	2024	2025	2024
	U.S. dollars in thousands (except per share data)

REVENUES	$4,752	$5,274	$9,748	$11,039
COST OF REVENUES	2,602	2,474	5,089	5,448
GROSS PROFIT	2,150	2,800	4,659	5,591
OPERATING EXPENSES:
Research and development	995	841	1,889	1,723
Selling and marketing	358	301	714	616
General and administrative	531	587	1,420	938
Total operating expenses	1,884	1,729	4,023	3,277
OPERATING INCOME	266	1,071	636	2,314
FINANCIAL INCOME, net	251	140	425	328
INCOME BEFORE TAXES ON INCOME	517	1,211	1,061	2,642
TAXES ON INCOME	34	82	88	179
NET INCOME	$483	$1,129	$973	$2,463

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.02	$0.06	$0.05	$0.12
Diluted	$0.02	$0.05	$0.05	$0.12

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,572	20,398	20,430	20,253
Diluted	20,705	20,640	20,611	20,547

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,751	$4,452
Short-term bank deposits	8,407	11,108
Marketable securities	196	193
Accounts receivable, net	2,541	2,498
Other current assets	631	493
Prepaid expenses	410	175
Total current assets	14,936	18,919

NON-CURRENT ASSETS:
Accounts receivable, net	20	448
Severance pay fund	1,354	2,346
Deferred income taxes	160	108
Property and equipment, net	142	156
Right-of-use assets, net	985	861
Intangible assets, net	1,790	135
Goodwill	9,726	7,729
Total assets	$29,113	$30,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$767	$769
Other current liabilities and accruals	1,522	1,469
Current maturities of lease liabilities	303	188
Deferred revenues	2,010	849
Total current liabilities	4,602	3,275

LONG-TERM LIABILITIES:
Deferred revenues	443	108
Lease liabilities, net of current maturities	726	637
Accrued severance pay	1,354	2,346
Deferred income taxes	537	40
Total liabilities	7,662	6,406

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,936	27,904
Accumulated other comprehensive loss	(630)	(1,207)
Accumulated deficit	(5,101)	(1,572)
Treasury shares	(808)	(883)
Total shareholders’ equity	21,451	24,296
Total liabilities and shareholders’ equity	$29,113	$30,702

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$483	$1,129	$973	$2,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79	46	153	94
Deferred income taxes, net	(54)	(9)	(87)	(22)
Accrued severance pay	14	7	28	13
Unrealized gain from marketable securities, net	(2)	(3)	(3)	(4)
Realized loss on sale of property and equipment	11	-	11	-
Employees share-based compensation expenses	49	64	107	128
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	(18)	653	654	416
Decrease (increase) in other current assets	(7)	36	(94)	(51)
Decrease (increase) in prepaid expenses	(83)	41	(216)	(73)
Decrease in accounts payable	(22)	(384)	(107)	(251)
Decrease in other current liabilities and accruals	(425)	(153)	(727)	(259)
Change in operating lease liability	67	(1)	80	(5)
Increase in deferred revenues	829	551	834	405
Net cash provided by operating activities	921	1,977	1,606	2,854

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5)	(2)	(10)	(2)
Acquisition of a subsidiary	-	-	(1,533)	-
Severance pay funds	(14)	(11)	(28)	(22)
Proceeds from redemption of short-term bank deposits	2,991	1,336	2,720	2,269
Net cash provided by investing activities	2,972	1,323	1,149	2,245

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,502)	(4,868)	(4,502)	(4,868)
Net cash used in financing activities	(4,502)	(4,868)	(4,502)	(4,868)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	29	(6)	46	(19)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(580)	(1,574)	(1,701)	212
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,331	4,744	4,452	2,958
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,751	$3,170	$2,751	$3,170

5